Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of XL Fleet Corp. on Post-Effective Amendment No. 1 to Form S-1 (File No. 333-252089) of our report dated March 31, 2021, except for the effects of the restatement discussed in Note 2 as to which the date is May 17, 2021, with respect to our audits of the consolidated financial statements of XL Fleet Corp. as of December 31, 2020 and 2019 and for each of the two years in the period ended December 31, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Melville, NY

October 21, 2021